FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 4/30/2015

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                                           Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing first quarter 2015 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                                       By: /s/ Daniel Novegil

Name: Pablo Brizzio                                      Name: Daniel Novegil

Title: Chief Financial Officer                         Title: Chief Executive Officer

Dated: April 30, 2015

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces First Quarter 2015 Results

Luxembourg, April 29, 2015 – Ternium S.A. (NYSE: TX) today announced its results for the first quarter ended March 31, 2015.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of First Quarter 2015 Results

	1Q 2015	4Q 2014		1Q 2014

Steel Shipments (tons)	2,431,000	2,354,000	3%	2,335,000	4%
Iron Ore Shipments (tons)	965,000	1,022,000	-6%	884,000	9%
Net Sales (USD million)	2,126.1	2,154.6	-1%	2,149.4	-1%
Operating Income (USD million)	204.1	191.3	7%	319.0	-36%
EBITDA' (USD million)	313.4	300.9	4%	416.9	-25%
EBITDA per Ton² (USD)	128.9	127.8		178.5
EBITDA Margin (% of net sales)	14.7%	14.0%		19.4%
Equity in Results of Non-Consolidated Companies	(132.7)	(27.5)		2.6
Net (Loss) Income (USD million)	(22.2)	60.1		188.2
Equity Holders' Net (Loss) Income (USD million)	(42.8)	61.6		150.0
Earnings (Losses) per ADS (USD)	(0.22)	0.31		0.76

•         EBITDA of USD313.4 million in the first quarter 2015, similar to EBITDA in the fourth quarter 2014, mainly reflecting lower costs and slightly higher shipments, mostly offset by lower prices.

  Loss from non-consolidated companies of USD132.7 million in the first quarter 2015, mainly as a result of an impairment of USD109.7 million to Usiminas carrying value.
  Losses per American Depositary Share (ADS)³  of USD0.22 in the first quarter 2015, a decrease of USD0.53 per ADS compared to the fourth quarter 2014 mainly due to the above mentioned loss related to the Usiminas investment, partially offset by higher operating income.
  Capital expenditures of USD83.8 million in the first quarter 2015, down from USD108.7 million in the fourth quarter 2014.
  Net debt position of USD1.5 billion at the end of March 2015, down from USD1.8 billion at the end of December 2014.

¹ EBITDA in the first quarter 2015 equals operating income of USD204.1 million adjusted to exclude depreciation and amortization of USD109.3 million.

²  Consolidated EBITDA divided by steel shipments.

³ Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Ternium’s operating income in the first quarter 2015 was USD204.1 million, up sequentially by USD12.9 million due to slightly higher operating margin4  and shipment volumes in the first quarter 2015. Operating margin increased sequentially mainly as a result of USD47 lower steel operating cost per ton5, partially offset by USD40 lower steel revenue per ton. Steel revenue per ton decreased principally as a result of lower steel prices in Ternium’s main steel markets. The decrease in steel operating cost per ton was mainly due to lower purchased slabs, raw material and energy costs.

Compared to the first quarter 2014, the company’s operating income in the first quarter 2015 decreased by USD114.8 million as a result of lower operating margin, partially offset by higher shipments. Operating margin, in the first quarter 2015, decreased year-over-year mainly as a result of a USD44 decrease in steel revenue per ton, reflecting lower steel prices in Ternium’s main steel markets.

Net result in the first quarter 2015 was a loss of USD22.2 million, a decrease of USD82.2 million compared to net income in the fourth quarter 2014 mainly due to the above mentioned loss related to Usiminas investment, partially offset by a lower income tax expense and the above mentioned better operating income. Effective tax rate was unusually high in the first quarter 2015 and fourth quarter 2014, mainly as a result of the non-cash effect on deferred taxes of the significant depreciation of the Mexican peso and the Colombian peso against the US dollar, particularly during the fourth quarter 2014, and to the impact of non-taxable losses stemming from the investment in Usiminas.

Relative to the prior-year period, net income in the first quarter 2015 decreased by USD210.4 million mainly due to a lower result from non-consolidated companies and a lower operating income, partially offset by better financial results and lower income tax expense.

Usiminas investment carrying value

As part of its regular reviews of Ternium’s filings of financial statements, the Staff of the U.S. Securities and Exchange Commission (“SEC”) has issued comments regarding the carrying value of Ternium’s investment in Usiminas, including seeking explanations on Ternium’s value in use calculations and on the differences between value in use and certain fair value indicators. After receiving the Staff’s comments, Ternium provided additional information to the Staff supporting the Company’s accounting treatment of the Usiminas investment under IFRS as of September 30, 2014, and Ternium had further discussions with members of the Staff.

Discussions with the Staff continue. Ternium believes that its accounting of the Usiminas investment is in accordance with IFRS; however, if it is determined after the conclusion of this process that an additional impairment of the investment in Usiminas should be recorded in 2014, Ternium could be required to restate its financial statements for the year ended December 31, 2014.  A restatement of the 2014 financial statements could also result in a restatement of the financial statements for the first quarter of 2015.

4 Operating margin is equal to revenue per ton less operating cost per ton.

5 Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

The value of Ternium’s investment in Usiminas, which was determined by the application of IFRS and tested for impairment using the value in use calculation as per IAS 36, amounted to USD 1,301.5 million as of September 30, 2014, USD 1,390.7 million as of December 31, 2014 and USD 1,020.0 million as of March 31, 2015. The increase in the carrying value from September 30, 2014 to December 31, 2014 was related with the acquisition of additional Usiminas shares from PREVI at a price of BRL12 (approximately USD4.8) per ordinary share pursuant to an October 2, 2014 agreement.

As a result of the ongoing discussions with the SEC staff described above, Ternium will be unable to file by April 30 its Annual Report on Form 20-F for the year ended December 31, 2014 and has sought a 15-day extension of the filing deadline under SEC rules.

For more information on the carrying value of the Usiminas investment, see note 9 to Ternium’s consolidated financial statements as of March 31, 2015.

Ternium completes acquisition of remaining participation in Ferrasa

On January 20, 2015, Ternium announced that it had entered into a definitive agreement to acquire the remaining 46% minority interest in its Colombian subsidiary Ferrasa for a total consideration of USD74.0 million. The company completed this acquisition on April 7, 2015. In addition, Ternium has also completed the sale of its 54% ownership interest in Ferrasa Panamá for a total consideration of USD2.0 million.

Outlook

Shipments in Mexico, Ternium’s main market, improved sequentially in the first quarter 2015, mainly due to healthy demand from customers in the manufacturing industry. Additionally, the country's automotive industry continues to thrive, with even more announcements of new facilities or capacity expansions by major car producers.

Steel prices, on the other hand, continued their downward trend in the U.S., and consequently in Mexico, due to the high level of steel imports in the region and a destocking process in the value chain. As a result, Ternium expects a slight softening in shipments in Mexico in the second quarter 2015 despite the strong underlying demand.

Prices for iron ore, purchased slabs, scrap and energy in Mexico continued to decrease during the first quarter 2015. This cost-benefiting trend will not be entirely reflected in the company’s cost of sales in the second quarter 2015 due to the gradual pass-through of these inputs to costs, as Ternium consumes its inventories over time.

The company expects, consequently, a lower operating margin in the second quarter 2015 compared to its operating margin in the first quarter 2015, as the above mentioned decrease in revenue per ton will not yet be offset by a matching decrease in cost per ton. In addition, Ternium expects that shipments across all of its markets will remain relatively stable in the second quarter 2015, as the above mentioned decrease in Mexico will be offset by a recovery of shipments in Argentina after a slight seasonal decrease in that country during the first quarter 2015.

Analysis of First Quarter 2015 Results

Net loss attributable to Ternium’s equity owners in the first quarter 2015 was USD42.8 million, compared to net income attributable to Ternium’s equity owners of USD150.0 million in the first quarter 2014. Including non-controlling interest, net loss for the first quarter 2015 was USD22.2 million, USD210.4 million lower in comparison to the first quarter 2014. Losses per ADS in the first quarter 2015 were USD0.22 compared to Earnings per ADS of USD0.76 in the first quarter 2014.

Net sales in the first quarter 2015 were USD2.1 billion, 1% lower than net sales in the first quarter 2014, mainly as a result of lower steel product net sales in Other Markets and the Southern Region, partially offset by higher steel products net sales in Mexico. The following table outlines Ternium’s consolidated net sales for the first quarter 2015 and first quarter 2014:

	Net Sales (million USD)
	1Q 2015	1Q 2014	Dif.
Mexico	1,238.4	1,206.9	3%
Southern Region	631.6	638.5	-1%
Other Markets	241.7	286.9	-16%
Total steel products net sales	2,111.7	2,132.4	-1%
Other products[1]	13.8	5.3	160%
Steel segment net sales	2,125.5	2,137.7	-1%

Mining segment net sales	57.0	76.2	-25%
Intersegment eliminations	(56.4)	(64.5)
Net sales	2,126.1	2,149.4	-1%

1   The item “Other products” primarily includes pig iron and pre-engineered metal building systems.

Cost of sales was USD1.7 billion in the first quarter 2015, an increase of USD90.9 million compared to the first quarter 2014. This was principally due to a USD66.4 million, or 5%, increase in raw material and consumables used, mainly reflecting a 4% increase in steel shipment volumes and higher purchased slabs costs, partially offset by lower energy costs; and to a USD24.5 million increase in other costs, including a USD10.9 million increase in maintenance expenses, a USD12.4 million increase in depreciation of property, plant and equipment and amortization of intangible assets, and a USD5.1 million increase in labor cost, partially offset by a USD2.7 million decrease in services and fees.

Selling, General & Administrative (SG&A) expenses in the first quarter 2015 were USD197.4 million, or 9.3% of net sales, relatively stable compared to SG&A expenses in the first quarter 2014.

Operating income in the first quarter 2015 was USD204.1 million, or 9.6% of net sales, compared to operating income of USD319.0 million, or 14.8% of net sales, in the first quarter 2014.  The following table outlines Ternium’s operating income by segment for the first quarter 2015 and first quarter 2014:

	Steel segment		Mining segment		Intersegment eliminations			Total
USD million	1Q 2015	1Q 2014	1Q 2015	1Q 2014	1Q 2015	1Q 2014	1Q 2015	1Q 2014
Net Sales	2,125.5	2,137.7	57.0	76.2	(56.4)	(64.5)	2,126.1	2,149.4
Cost of sales	(1,720.2)	(1,646.3)	(58.0)	(55.1)	49.8	64.0	(1,728.3)	(1,637.4)
SG&A expenses	(194.0)	(192.2)	(3.4)	(3.4)	-	-	(197.4)	(195.6)
Other operating income (expenses), net	4.0	2.3	(0.3)	0.3	-	-	3.7	2.6
Operating income (expense)	215.3	301.5	(4.6)	18.0	(6.6)	(0.5)	204.1	319.0

EBITDA	312.0	389.6	8.0	27.8	(6.6)	(0.5)	313.4	416.9

Steel reporting segment

The steel segment’s operating income was USD215.3 million in the first quarter 2015, a decrease of USD86.2 million compared to the first quarter 2014, reflecting relatively stable sales and higher operating cost in the first quarter 2015.

Net sales of steel products remained relatively stable as a USD44 decrease in steel revenue per ton shipped was offset by a 96,000 tons increase in shipments. Revenue per ton decreased reflecting lower steel prices in Ternium´s main steel markets, partially offset by a better product mix in Mexico. The increase in shipments in the first quarter 2015 was mainly due to higher sales in Mexico and the Southern Region, partially offset by lower sales volume in Other Markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	1Q 2015	1Q 2014	Dif.	1Q 2015	1Q 2014	Dif.	1Q 2015	1Q 2014	Dif.
Mexico	1,238.4	1,206.9	3%	1,536.0	1,415.2	9%	806	853	-5%
Southern Region	631.6	638.5	-1%	622.7	612.7	2%	1,014	1,042	-3%
Other Markets	241.7	286.9	-16%	272.2	307.4	-11%	888	933	-5%

Total steel products	2,111.7	2,132.4	-1%	2,430.9	2,335.2	4%	869	913	-5%
Other products[1]	13.8	5.3	160%

Steel segment	2,125.5	2,137.7	-1%
[1] The item "Other products" primarily includes pig iron and pre-engineered metal building systems.

Operating cost increased 4% due to a 4% increase in shipment volumes and a stable cost per ton in comparison to cost per ton in the first quarter 2014.

Mining reporting segment

The mining segment’s operating income was a loss of USD4.6 million in the first quarter 2015, compared to a gain of USD18.0 million in the first quarter 2014, mainly reflecting lower net sales and higher operating cost.

Net Sales of mining products in the first quarter 2015 were 25% lower than net sales in the first quarter 2014, mainly as a result of lower revenue per ton partially offset by higher sales volume. Shipments were 965,000 tons, 9% higher than in the first quarter 2014.

	Mining segment
	1Q 2015	1Q 2014	Dif.
Net Sales (million USD)	57.0	76.2	-25%
Shipments (thousand tons)	964.6	884.4	9%
Revenue per ton (USD/ton)	59	86	-31%

Operating cost increased 5% year-over-year, due to the above mentioned 9% increase in shipment volumes partially offset by a 4% decrease in operating cost per ton.

EBITDA in the first quarter 2015 was USD313.4 million, or 14.7% of net sales, compared to USD416.9 million, or 19.4% of net sales, in the first quarter 2014.

Net financial results were a USD5.8 million loss in the first quarter 2015, compared to a USD24.3 million loss in the first quarter 2014. During the first quarter 2015, Ternium’s net financial interest results totaled a loss of USD21.4 million, compared to a loss of USD21.2 million in the first quarter 2014.

Net foreign exchange was a gain of USD9.1 million in the first quarter 2015 compared to a loss of USD1.0 million in the first quarter 2014. The first quarter 2015 gain was primarily associated with the effect of the Mexican peso depreciation against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries.

Change in fair value of financial instruments included in net financial results was a USD7.7 million gain in the first quarter 2015 compared with a USD0.7 million loss in the first quarter 2014. These gains in the first quarter 2015 were mainly related to certain derivative instruments entered into to compensate for the interest rate charges derived from Ternium’s Argentine subsidiary Siderar’s Argentine Peso denominated financial debt, and to results from changes in the fair value of financial assets.

Equity in results of non-consolidated companies was a loss of USD132.7 million in the first quarter 2015, compared to a gain of USD2.6 million in the first quarter 2014. Equity in results of non-consolidated companies in the first quarter 2015 included the above mentioned USD109.7 million loss related to an impairment of Ternium’s investment in Usiminas. The main changes to the company’s previous estimation of its investment’s value in use that led to this impairment were related to expectations of lower prices of steel and iron ore, a weaker steel demand in Brazil, a weaker Brazilian Real to U.S. dollar exchange rate, a lower operating margin and a higher discount rate.

Income tax expense in the first quarter 2015 was USD87.8 million, compared with an income tax expense of USD109.1 million in the first quarter 2014. The income tax expense in the first quarter 2015 included tax expenses related to a withholding tax on dividend distributions in Argentina in connection with Siderar’s increased reserve for future dividends and cash dividend payables, a non-cash effect on deferred taxes of the depreciation of the Mexican peso and the Colombian peso against the US dollar during the period, which reduces, in US dollar terms, the tax base used to calculate deferred tax at our Mexican and Colombian subsidiaries (which have the US dollar as their functional currency) and the impact of non-taxable losses stemming from the investment in Usiminas.

Net gain attributable to non-controlling interest in the first quarter 2015 was USD20.6 million, compared to net gain of USD38.2 million in the same period in 2014, mainly due to a lower result attributable to non-controlling interest in Siderar.

Cash Flow and Liquidity

Net cash provided by operating activities in the first quarter 2015 was USD323.8 million.  Working capital decreased USD69.9 million in the first quarter 2015 as a result of an aggregate USD71.6 million net increase in accounts payable and other liabilities and a USD68.7 million decrease in inventories, partially offset by an aggregate USD70.3 million increase in trade and other receivables. Inventories decreased in the first quarter 2015 mainly reflecting lower costs and lower inventory volumes of goods in process and finished goods, partially offset by higher inventory volumes of purchased steel.

Capital expenditures in the first quarter 2015 were USD83.8 million, down from USD103.6 million in the first quarter 2014. The main investments carried out during the period included, in Mexico, those made for the revamping of iron ore reduction facilities and for the upgrade of hot-rolling and galvanizing mills and, in Argentina, those made for the upgrade of the hot-rolling mill, the expansion and enhancement of the coking facilities, and for the enhancement of the steelmaking facilities.

In the first quarter 2015, Ternium had free cash flow of USD240.0 million6.  As of March 31, 2015, Ternium’s net debt position was USD1.5 billion7.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

6 Free cash flow in the first quarter 2015 equals net cash provided by operating activities of USD323.8 million less capital expenditures of USD83.8 million.

7 Net debt position at March 31, 2015 equals borrowings of USD2.0 billion less cash and equivalents plus other investments of USD0.4 billion.

Consolidated Income Statement

USD million	1Q 2015	1Q 2014
	(Unaudited)
Net sales	2,126.1	2,149.4
Cost of sales	(1,728.3)	(1,637.4)
Gross profit	397.8	512.0
Selling, general and administrative expenses	(197.4)	(195.6)
Other operating income, net	3.7	2.6
Operating income	204.1	319.0

Finance expense	(24.0)	(24.3)
Finance income	1.7	0.8
Other financial income (expenses), net	16.5	(0.8)
Equity in (losses) earnings of non-consolidated companies	(132.7)	2.6
Profit before income tax expense	65.6	297.3
Income tax expense	(87.8)	(109.1)
(Loss) Profit for the period	(22.2)	188.2

Attributable to:
Owners of the parent	(42.8)	150.0
Non-controlling interest	20.6	38.2
(Loss) Profit for the period	(22.2)	188.2

Consolidated Statement of Financial Position

USD million	March 31, 2015	December 31, 2014
	(Unaudited)

Property, plant and equipment, net	4,435.4	4,481.0
Intangible assets, net	936.2	948.9
Investments in non-consolidated companies	1,025.8	1,396.6
Deferred tax assets	41.9	31.6
Receivables, net	40.2	47.5
Trade receivables, net	(0.0)	0.1
Total non-current assets	6,479.6	6,905.7

Receivables	114.7	112.2
Derivative financial instruments	4.5	4.3
Inventories, net	2,060.2	2,134.0
Trade receivables, net	750.3	720.2
Other investments	170.7	150.0
Cash and cash equivalents	265.5	213.3
Total current assets	3,365.9	3,334.1

Non-current assets classified as held for sale	14.7	14.8

Total assets	9,860.2	10,254.5

Capital and reserves attributable to the owners of the parent	4,997.1	5,285.0
Non-controlling interest	961.3	973.5

Total Equity	5,958.4	6,258.5

Provisions	9.4	9.1
Deferred tax liabilities	617.8	611.1
Other liabilities	364.7	371.9
Trade payables	11.1	12.0
Borrowings	853.9	900.6
Total non-current liabilities	1,856.8	1,904.7

Current income tax liabilities	58.5	51.1
Other liabilities	253.7	210.2
Trade payables	627.8	564.5
Derivative financial instruments	1.7	1.4
Borrowings	1,103.3	1,264.2
Total current liabilities	2,045.0	2,091.4

Total liabilities	3,901.8	3,996.1

Total equity and liabilities	9,860.2	10,254.5

Consolidated Statement of Cash Flows

USD million	1Q 2015	1Q 2014
	(Unaudited)

(Loss) Profit for the period	(22.2)	188.2

Adjustments for:
Depreciation and amortization	109.3	97.9
Equity in losses (earnings) of non-consolidated companies	132.7	(2.7)
Changes in provisions	0.7	0.5
Net foreign exchange results and others	7.4	10.6
Interest accruals less payments	(1.9)	1.7
Income tax accruals less payments	26.2	48.6
Results on the sale of participation in subsidiary company	1.7	-
Changes in working capital	69.9	(368.9)

Net cash provided by (used in) operating activities	323.8	(23.9)

Capital expenditures	(83.8)	(103.6)
Proceeds from the sale of property, plant & equipment	0.4	0.3
Sale of participation in subsidiary company, net of cash disposed	(0.7)	-
Investment in non-consolidated companies - Techgen	-	(3.0)
Loans to non-consolidated companies	-	(40.9)
(Increase) Decrease in Other Investments	(27.7)	30.6

Net cash used in investing activities	(111.8)	(116.6)

Contributions from non-controlling shareholders in consolidated subsidiaries	30.9	-
Proceeds from borrowings	128.0	248.1
Repayments of borrowings	(318.3)	(191.6)

Net cash (used in) provided by financing activities	(159.4)	56.5

Increase (Decrease) in cash and cash equivalents	52.5	(84.1)

Shipments
Thousand tons	1Q 2015	1Q 2014	4Q 2014

Mexico	1,536.0	1,415.2	1,425.3
Southern Region	622.7	612.7	640.8
Other Markets	272.2	307.4	288.0
Total steel segment	2,430.9	2,335.2	2,354.1

Total mining segment	964.6	884.4	1,021.9

		Revenue/ton
USD/ton	1Q 2015	1Q 2014	4Q 2014

Mexico	806	853	853
Southern Region	1,014	1,042	1,041
Other Markets	888	933	894
Total steel segment	869	913	909

Total mining segment	59	86	70

		Net sales
USD million	1Q 2015	1Q 2014	4Q 2014

Mexico	1,238.4	1,206.9	1,215.8
Southern Region	631.6	638.5	667.0
Other Markets	241.7	286.9	257.3
Total steel products	2,111.7	2,132.4	2,140.1
Other products[1]	13.8	5.3	9.6
Total steel segment	2,125.5	2,137.7	2,149.7

Total mining segment	57.0	76.2	71.4

Total steel and mining segments	2,182.5	2,213.9	2,221.1

Intersegment eliminations	(56.4)	(64.5)	(66.5)

Total net sales	2,126.1	2,149.4	2,154.6

1   The item “Other products” primarily includes pig iron and pre-engineered metal building systems.